UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 8, 2025

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

300 Park Avenue, 15th Floor New York, NY	10022
(Address of principal executive offices)	(Zip code)

(844) 943-5378

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Effective May 8, 2025, Michael Weisz, a member of the board of managers of YS RE RAF I LLC (the “Company”) resigned from the Company.

The Company’s board of managers has appointed Karan Vazirani to serve as a member of the board of managers, effective upon Mr. Weisz’s resignation. Mr. Vazirani will not be compensated for his services as a member of the Company’s board of managers. Mr. Vazirani does not own any shares of the Company.

Mr. Vazirani is the Chief Financial Officer at YieldStreet Inc. (“YieldStreet” or the “Sponsor”). Prior to joining the Sponsor in 2024, Mr. Vazirani served as the Senior Vice President & Managing Director at Cadre, a tech-enabled real estate investment platform and, earlier in his career, worked as an investment professional at Metalmark Capital and Greenhill & Co. Mr. Vazirani graduated with a bachelors degree from the Stern School of Business at New York University.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on May 8, 2025.

YS RE RAF I LLC

By: YieldStreet Management, LLC, its manager

/s/ Mitch Rosen
By:	Mitch Rosen, Authorized Signatory